FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of December
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following news release was issued on 24 December 2011 by The Saudi British Bank (SABB), a 40% indirectly held associate of HSBC Holdings plc.

28 December 2011

SABB BOARD OF DIRECTORS RECOMMENDS INCREASE OF SABB CAPITAL TO SAR10BN BY ISSUE OF BONUS SHARES AND RECOMMENDS PAYMENT OF ANNUAL CASH DIVIDENDS TO SHAREHOLDERS FOR 2011

The Saudi British Bank announced that its Board of Directors has decided to recommend to the Extra-Ordinary General Meeting, subject to the approval of official authorities, the increase of SABB capital by 33% from SAR7.5bn to SAR10bn by issuing bonus shares to its shareholders at the rate of one bonus share for each 3 shares held to the shareholders registered in the Bank's shareholders register as of the end of trading on the Extra-Ordinary General Meeting day which is scheduled for the first quarter of 2012 and which shall be announced in due course.

The Capital increase of SAR 2.5bn represents 33% of the Bank's capital so that the Bank's new capital will become SAR10bn compared to SAR7.5bn. As a result of the intended increase, the number of shares issued will increase from 750m shares to 1,000m shares, as the additional increase will be used to enhance the bank's capital base and grow its profits and consequently strengthening the shareholders' returns.

The Board of Directors has also decided to recommend to the Bank's General Meeting the payment of annual cash dividends for 2011 of SAR562.5m at the rate of SAR0.65 per share, after deduction of Zakat. This rate represents 6.5% of the share's nominal value, taking into consideration that the Cash Dividends shall not accrue to the bonus shares. Eligibility for these distributions will be to shareholders registered in the Bank's share register as of the end of trading on the Extra-Ordinary General Meeting day scheduled for the first quarter of 2012 and which will be announced in due course after having obtained the necessary approvals.

Media enquiries to Ibrahim Abo-Mouti on +966 (1) 276 4041 or at ibrahimabomouti@sabb.com

Investor Relations enquiries at InvestorRelations@sabb.com

Note to editors:

The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 7,500 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, and the Middle East and Africa. With assets of US$2,716bn at 30 September 2011, HSBC is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                     Date: 28 December 2011